SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes        No   X
              ---       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo



                 Genesys Conferencing Reports Financial Results for the Third Quarter Ended September 30, 2003


Denver, Colorado, and Montpellier, France, November 13, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), a leading multimedia conferencing specialist, today reported financial results (unaudited) for the third quarter ended September 30, 2003. All financial results are reported under French Generally Accepted Accounting Principles (GAAP).

Improving Profitability and Cost Reduction Efforts

Comparisons for the third quarter versus the prior year included:

o   Total call volumes increased 8.5% to 322.1 million minutes
o Revenue decreased 22.6% to (euro)36.3 million, with automated services representing 68.3% of revenue
o   Gross margin increased to 62.5%
o   EBITDA* increased to (euro)7.1 million, with EBITDA margins improving to
    19.5%
o   Net loss improved 50.3% to (euro)3.8 million, including previously announced
    (euro)1.6 million production center restructuring charge
o   Cash and cash equivalents increased by (euro)14.4 million from Q4 2002 to
    (euro)24.4 million

"We are continuing to direct the migration towards our higher-margin automated conferencing services. We are also initiating an innovative bundled pricing strategy to support the adoption of our unique, fully integrated multimedia conferencing solutions," stated Francois Legros, Chairman and Chief Executive Officer of Genesys Conferencing. "By implementing additional operating efficiencies and productivity improvements, we are aiming to enhance our leading service quality and further our improved profitability."

Total call volumes were 322.1 million minutes, up 8.5% from the same period in 2002, while automated services call volumes rose 26.2% from the third quarter of 2002. Automated services represented approximately 68.3% of revenue and 84.5% of audio call volumes in the third quarter of 2003, as compared to 54.7% and 72.7% in the third quarter 2002, respectively.

Revenue decreased 22.6% to (euro)36.3 million, from (euro)46.9 million in the third quarter of 2002. The revenue decline, which was anticipated, was primarily due to the weak U.S. dollar, the continuing shift toward automated services (which carry higher margins but generate lower per-minute revenues than operator-assisted services) and price erosion. Despite the revenue decrease, gross margin was 62.5% compared to 56.7% in the third quarter of 2002, primarily as a result of greater cost efficiencies and higher productivity of the consolidated production centers, as well as the continuing improvement of our mix of higher margin automated services.

Selling, general and administrative expenses and research and development expenses declined (euro)5.6 million to (euro)18.2 million, a 23.7% decline compared to the third quarter of 2002. The improvement in selling, general and administrative expenses is primarily due to the Company's continuing cost-reduction initiatives, including the greater centralization of certain operations and functional groups. Operating profit in the third quarter of 2003 was (euro)155,000, compared to an operating loss of (euro)1.3 million in the third quarter of 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA*) totaled
(euro)7.1 million in the third quarter of 2003, resulting in an EBITDA margin of 19.5%, compared to (euro)6.2 million in the third quarter of 2002, or an EBITDA margin of 13.2%.

Net loss was (euro)3.8 million, or (euro)0.23 per share, in the third quarter of 2003, compared with a loss of (euro)7.7 million, or (euro)0.50 per share, in the same period last year. Cash increased to (euro)24.4 million, up (euro)14.4 million from the fourth quarter of 2002.

Gross cash and cash equivalents increased to (euro)24.4 million as of September 30, 2003 from (euro)10.3 million as of September 30, 2002.

"Continuing improvement of our liquidity and profitability remains a high priority and a focus of the strategic initiatives that we are implementing as we prepare our business plans for 2004", stated Michael E. Savage, Executive Vice President and Chief Financial Officer.



Guidance for 2003

The following contains forward-looking guidance regarding the Company's financial outlook. The following is based on current expectations.

The company confirms its previously disclosed guidance as follows:

o Automated services are anticipated to be in the range of 68%-72% of revenue for the fourth quarter of 2003
o   EBITDA for 2003 is anticipated to be in the range of (euro)36 million -
    (euro)40 million

However, the Company now anticipates that revenue for 2003 will be approximately
(euro)160 million due to our expectations regarding the continued industry price erosion and the continuing weakness of the U.S. Dollar as compared to the Euro.



Third Quarter 2003 Conference Call and Webcast

Chairman and Chief Executive Officer Francois Legros and Executive Vice President and Chief Financial Officer Michael E. Savage will host a conference call on November 13, 2003, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Standard Time. The conference call will be webcast live. The call may be accessed at www.genesys.com. A replay of the call will also be available at www.genesys.com.



See financial tables below.




                                   * * * * * *


*EBITDA is not a generally accepted accounting principle measurement and is presented solely as a supplemental disclosure. See attached note A to consolidated statements of operations for reconciliation of operating income and EBITDA.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


About Genesys Conferencing
Genesys Conferencing is a global leader in integrated multimedia conferencing, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. A leading multimedia conferencing specialist, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 20 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.




At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com


Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com


Tricia Heinrich
Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

                                              GENESYS CONFERENCING
                                   Consolidated Balance Sheets (French GAAP)
                                   (in thousands of Euros, except share data)

                                                                          At Dec.31, 2002     At Sept. 30, 2003
                                                                          ---------------     -----------------
ASSETS                                                                                              (unaudited)
Fixed assets:
 Goodwill, net                                                              (euro) 77 504         (euro) 68 802
 Intangible assets, net                                                            80 715                72 243
 Tangible assets, net                                                              27 502                21 807
 Financial assets, net                                                              1 194                 1 059
 Investments in affiliated companies                                                  118                   115
                                                                           ---------------       ---------------
Total fixed assets                                                                187 033               164 026
Current assets:
 Inventory                                                                             72                    40
 Accounts receivable, less allowances   (Eur 3,502 and Eur 2,128 at
 December 31,2002 and Sept. 30, 2003, respectively)                         (euro) 35 929         (euro) 34 859
 Deferred tax assets                                                                  361                   154
 Other current assets                                                               7 919                 5 990
 Prepaid expenses and deferred charges                                              5 834                 5 460
 Marketable securities                                                                109                11 558
 Cash at bank                                                                       9 886                12 835
                                                                           ---------------       ---------------
Total current assets                                                               60 110                70 896
                                                                           ---------------       ---------------
TOTAL ASSETS                                                               (euro) 247 143        (euro) 234 922
                                                                           ===============       ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
 Ordinary shares, nominal value of Eur 5 per share, 15,409,933 shares issued and outstanding at December 31,2002 and Eur 1 per share,
 18,297,139 shares issued and outstanding and September 30, 2003,
 respectively                                                               (euro) 77 051         (euro) 18 297
 Common shares to be issued                                                         1 332                   141
 Additional paid-in capital                                                       180 652               185 093
 Additional paid-in capital to be issued                                            6 344                 3 890
 Accumulated deficit                                                             (103 250)             (137 954)
 Net loss for the period                                                          (96 617)               (2 281)
 Currency translation adjustments                                                   8 111                12 131
                                                                           ---------------       ---------------
Total shareholders' equity                                                         73 623                79 317

Provisions for risks and charges:                                                   7 505                 6 165
Long-term debt:
 Long-term portion of long-term debt                                              119 537                98 468
 Long-term portion of capitalized lease obligations                                   673                   193
                                                                           ---------------       ---------------
Total long-term debt                                                              120 210                98 661

Current liabilities
 Bank overdrafts                                                                    3 417                 4 231
 Accounts payable and accrued liabilities                                          20 276                14 391
 Tax payable and deferred compensation                                             15 553                16 426
 Current portion of long-term debt                                                  2 390                13 362
 Current portion of capitalized lease obligations                                   1 844                   826
 Deferred revenue                                                                     352                   223
 Other liabilities                                                                  1 973                 1 320
                                                                           ---------------       ---------------
Total current liabilities                                                          45 805                50 779
                                                                           ---------------       ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 (euro) 247 143        (euro) 234 922
                                                                           ===============       ===============

                                                  GENESYS CONFERENCING
                             Unaudited Consolidated Statements of Operations (French GAAP)
                                       (in thousands of Euros, except share data)


                                            Three months ended Sept. 30,             Nine months ended Sept. 30,
                                         ------------------------------------------------------------------------------
                                                     2002                 2003                 2002               2003
                                                     ----                 ----                 ----               ----
Revenue:
 Services                                   (euro) 46 296        (euro) 36 225       (euro) 153 544     (euro) 123 921
 Products                                             567                   67                1 426                295
                                          -------------------------------------    ------------------------------------
                                                   46 863               36 292              154 970            124 216
Cost of revenue:
 Services                                          19 894               13 555               65 838             44 415
 Products                                             411                   55                1 114                199
                                          -------------------------------------    ------------------------------------
                                                   20 305               13 610               66 952             44 614
                                          -------------------------------------    ------------------------------------
Gross Profit                                       26 558               22 682               88 018             79 602
Operating expenses:
 Research and development                           1 159                1 043                3 607              3 128
 Selling and marketing                             11 828                9 300               39 200             28 460
 General and administrative                        11 239                8 231               44 234             29 218
 Restructuring charge                                   -                1 562                    -              1 562
 Amortization of intangible assets                  3 643                2 391               10 933              7 175
 (Note A)
                                          -------------------------------------    ------------------------------------
                                                   27 869               22 527               97 974             69 543
                                          -------------------------------------    ------------------------------------
Operating income / (loss)                          (1 311)                 155               (9 956)            10 059
Financial expenses, net (Note B)                   (3 251)              (1 937)              (9 107)            (5 766)
Equity in income/(loss) of affiliated
companies                                              (4)                  (4)                 (15)                11
Income tax expense (Note C)                          (836)                (535)              (2 594)            (2 576)
Amortization of goodwill                           (2 296)              (1 503)              (7 464)            (4 009)
                                          -------------------------------------    ------------------------------------
Net loss                                  (euro)   (7 698)     (euro)   (3 824)    (euro)   (29 136)   (euro)   (2 281)
                                          =====================================    =====================================

Basic and diluted net loss per share         (euro) (0.50)        (euro) (0.23)        (euro) (1.87)      (euro) (0.14)
                                             =============        =============        =============      =============
Number of outstanding shares used in
computing basic and diluted net loss per
share                                          15 547 280           16 829 643           15 540 009         15 974 734


                                                  GENESYS CONFERENCING
                                   Notes to the Statements of Operations (unaudited)
                                                ( in thousands of euros)

NOTE A- EBITDA calculation                                Three months ended                   Nine months ended
                                                              September 30,                       September 30,
                                                ------------------------------------------------------------------------
                                                         2002              2003              2002               2003
                                                         ----              ----              ----               ----
 General and administrative expenses            (euro)   11 239    (euro)   8 231    (euro)   44 234    (euro)   29 218

 Amortization of deferred acquisition and                  (423)            (409)             (1 251)            (1 186)
deferred financing costs

 Non recurrent income (charges)                              22              (119)                92               (141)
                                                ----------------------------------   -----------------------------------
 Operating general and administrative expenses
restated for the above items                    (euro)   10 838    (euro)   7 703    (euro)   43 075    (euro)   27 891
                                                ==================================   ===================================

 Operating income (loss)                        (euro)   (1 311)   (euro)     155    (euro)   (9 956)   (euro)   10 059
 Amortization of deferred acquisition
   and deferred financing costs                             423               409              1 251              1 186

 Amortization of intangible assets                        3 643             2 391             10 933              7 175

 Non recurrent charges (income)                             (22)              119                (92)               141
                                                ----------------------------------   -----------------------------------
 Operating income
 restated for the above items                             2 733             3 074              2 136             18 561
                                                ----------------------------------   -----------------------------------
 Depreciation and provisions                              3 471             2 391             14 247              9 021
 Penalty for early termination of a Rich Media                -                 -              3 231                  -
contract
 Restructuring charge                                         -             1 607                  -              1 607
                                                ----------------------------------   -----------------------------------
EBITDA                                          (euro)    6 204    (euro)   7 072    (euro)   19 614    (euro)   29 189
                                                ----------------------------------   -----------------------------------

NOTE B- DETAIL OF FINANCIAL
EXPENSES, NET                                            2002              2003              2002               2003

 Interest and other financial income            (euro)      258    (euro)      11    (euro)      164    (euro)      389
 Foreign exchange gains                                      31                25              2 090              2 077
                                                ----------------------------------   -----------------------------------
 Total financial income                                     289                36              2 254              2 466

 Interest and other financial expenses                    2 614             1 676              7 811              5 805
 Foreign exchange losses                                    926               297              3 550              2 427
                                                ----------------------------------   -----------------------------------
 Total financial charges                                  3 540             1 973             11 361              8 232


Financial expenses,  net                        (euro)   (3 251)   (euro)  (1 937)   (euro)   (9 107)   (euro)   (5 766)
                                                ==================================   ===================================

NOTE C- DETAIL OF INCOME
TAX EXPENSE                                              2002              2003              2002               2003

Deferred tax credit (expense)                   (euro)        1    (euro)    (202)   (euro)       10    (euro)     (233)
Income tax expense                                         (837)             (333)            (2 604)            (2 343)
                                                ----------------------------------   -----------------------------------
Total income tax expense                        (euro)     (836)   (euro)    (535)   (euro)   (2 594)   (euro)   (2 576)
                                                ==================================   ===================================

                                  US GAAP ANNEX

                                                 GENESYS S.A.
                                          CONSOLIDATED BALANCE SHEETS
                                       (in thousands, except share data)



                                                                                 December  31,  September 30,
                                                                                      2002          2003
                                                                                 -------------  -------------
                                        ASSETS                                                    (Unaudited)
      Current assets:
        Cash and cash equivalents...............................................(euro)  9,976   (euro)  24,393
        Accounts receivable, less allowances of (euro)3,502 at December 31,
          2002 and (euro)2,128 at September 30, 2003............................        35,930          34,859
        Inventory...............................................................            72              40
        Prepaid expenses........................................................         1,874           2,658
        Other current assets....................................................         5,261           4,234
                                                                                --------------  --------------
               Total current assets.............................................        53,113          66,184
      Property and equipment, net...............................................        32,234          26,727
      Goodwill and other intangibles, net.......................................       158,213         148,307
      Investment in affiliated company..........................................           118             115
      Deferred tax assets.......................................................           361             154
      Deferred financing costs, net.............................................         3,797           2,953
      Other assets..............................................................         1,897           1,637
                                                                                --------------  --------------
                         Total assets...........................................(euro) 249,733  (euro) 246,077
                                                                                ==============  ==============
                         LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
        Bank overdrafts.........................................................(euro)   3,417  (euro)   4,231
        Accounts payable........................................................        14,344           9,139
        Accrued liabilities.....................................................         7,178           7,805
        Accrued compensation....................................................         6,555           7,479
        Tax payable.............................................................         8,998           8,947
        Deferred revenue........................................................           352             223
        Current portion of long-term debt.......................................         1,143          10,809
        Current portion of capitalized lease obligations........................           191             125
        Current portion of deferred tax liability...............................         3,097           3,097
        Current portion of other long-term liability............................         2,284             794
        Other current liabilities...............................................         1,759           1,068
                                                                                --------------  --------------
               Total current liabilities........................................        49,318          53,717
      Long-term portion of long-term debt.......................................       120,165          99,163
      Long-term portion of capitalized lease obligations........................           149              54
      Long term portion of deferred tax liability...............................        20,666          18,178
      Other long-term liability.................................................         6,644           3,850
      Commitments and contingencies.............................................            --              --
      Shareholders' equity:
        Ordinary shares; (euro)5.00 and (euro) 1.00 nominal value at December
       31, 2002 and September 30, 2003, respectively; 15,409,933 and
       18,297,139 shares issued and outstanding at December 31, 2002 and
       Sept. 30, 2003, respectively.............................................        77,050          18,297
        Common shares to be issued:(euro)5.00 and (euro)1.00 nominal value at
       December 31, 2002 and September 30, 2003, respectively; 137,347 and
       65,085 shares at December 31, 2002 and September 30, 2003, respectively..           687              65
        Additional paid-in capital..............................................       194,217         198,042
        Accumulated other comprehensive income..................................         6,980           9,107
        Deferred compensation...................................................          (220)           (720)
        Accumulated deficit.....................................................      (225,172)       (152,925)
                                                                                --------------  --------------
                                                                                        53,542          71,866
        Less cost of treasury shares: 22,131 shares at December 2002
          and September 30, 2003................................................          (751)           (751)
                                                                                --------------  --------------
               Total shareholders' equity.......................................        52,791          71,115
                                                                                --------------  --------------
                         Total liabilities and shareholders' equity.............(euro) 249,733  (euro) 246,077
                                                                                ==============  ==============

                                                      GENESYS S.A.

                                   CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                           (in thousands, except share data)

                                                  Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                  ----------------------------       ----------------------------
                                                      2002             2003              2002             2003
                                                  -----------      -----------       -----------      -----------
      Revenue:
        Services.................................(euro) 46,296    (euro) 36,225    (euro) 152,835    (euro) 123,921
        Products.................................          567               67             1,426               295
                                                 -------------    -------------    --------------    --------------
                                                        46,863           36,292           154,261           124,216
      Cost of revenue:
        Services.................................       19,894           13,574            65,838            44,564
        Products.................................          411               55             1,114               199
                                                 -------------    -------------    --------------    --------------
                                                        20,305           13,629            66,952            44,763
                                                 -------------    -------------    --------------    --------------
      Gross profit...............................       26,558           22,663            87,309            79,453
      Operating expenses:
        Research and development.................        1,159            1,044             3,607             3,128
        Selling and marketing....................       11,828            9,300            39,200            28,460
        General and administrative...............       10,866            8,097            42,447            28,430
        Restructuring charge.....................           --               --             3,671                --
        Amortization of intangibles...............       3,790            2,608            11,271             7,834
                                                 -------------    -------------    --------------    --------------
                Total operating expenses.........       27,643           21,049           100,196            67,852
      Operating income (loss)....................       (1,085)           1,614           (12,887)           11,601
      Financial income (expense)
        Interest income..........................           10               16                99               195
        Interest expense.........................       (2,595)          (1,851)           (7,703)           (5,556)
        Foreign exchange gain (loss).............         (895)             285            (1,460)            5,615
        Other financial expense, net.............          (34)             (87)             (829)             (857)
                                                 -------------    -------------    --------------    --------------

      Financial expense, net.....................       (3,514)          (1,637)           (9,893)             (603)
      Equity in income (loss) of affiliated
      company....................................           (4)              (4)              (15)               11
                                                 -------------    -------------    --------------    --------------
      Income (loss) before taxes.................       (4,603)             (27)          (22,795)           11,009
      Income tax (expense) credit................          369              406             1,020               (88)
                                                 -------------    -------------    --------------    --------------
                Net income (loss)................(euro) (4,234)   (euro)    379    (euro) (21,775)   (euro)  10,921
                                                 =============    =============    ==============    ==============
      Basic net income (loss) per share..........(euro) (0.27)    (euro)   0.02    (euro)  (1.40)    (euro)    0.68
                                                 =============    =============    ==============    ==============
      Diluted net income (loss) per share........(euro) (0.27)    (euro)   0.02    (euro)  (1.40)    (euro)    0.66
                                                 =============    =============    ==============    ==============
      Number of shares used in computing basic
      net income (loss) per share................   15,547,280       16,829,643        15,540,009        15,974,734
      Dilution effect on convertible notes.......           --          552,188                --           552,188
      Number of shares used in computing
      diluted net income (loss) per share........   15,547,280       17,381,831        15,540,009        16,526,922

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 13, 2003

                                           GENESYS SA


                                     By: /s/ Francois Legros
                                         ---------------------------------------
                                     Name: Francois Legros
                                     Title: Chairman and Chief Executive Officer